9/20

05013672

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Totally Hip Technologies Inc.

*CURRENT ADDRESS 501 908 West Pender Street

Vancouver BC V6C 1L6

Canada

**FORMER NAME Totally Hip Software Inc.

**NEW ADDRESS

PROCESSED

JAN 20 2006

THOMSON FINANCIAL

FILE NO. 82- 4556

FISCAL YEAR 9/30/04

• *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: ERS

DAT : 1/18/06

82-4556

AR/S
9-30-04

TOTALLY HIP TECHNOLOGIES INC.

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2004 and 2003

TERRY AMISANO LTD.
KEVIN HANSON, CA

AMISANO HANSON
CHARTERED ACCOUNTANTS

AUDITORS' REPORT

To the Shareholders,
Totally Hip Technologies Inc.

We have audited the consolidated balance sheets of Totally Hip Technologies Inc. as at September 30, 2004 and 2003 and the consolidated statements of operations, deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at September 30, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada
February 15, 2005

"AMISANO HANSON"
Chartered Accountants

750 WEST PENDER STREET, SUITE 604
VANCOUVER CANADA
V6C 2T7

TELEPHONE: 604-689-0188
FACSIMILE: 604-689-9773
E-MAIL: amishan@telus.net

Note 11 Related Party Transactions – (cont'd)

At September 30, 2004 accounts payable and accrued liabilities included $62,751 (2003: $23,843) due to current and former directors and officers of the Company and a company with a common director in respect to unpaid wages and expenses incurred on behalf of the Company.

Amounts due to shareholders are unsecured, non-interest bearing and have no specific terms of repayment.

Note 12 Segmented Information

The Company's sales revenues are allocated to geographic segments as follows:

	Year ended September 30, 2004	2003
USA	55%	57%
Europe	27%	21%
Canada	11%	14%
Australia	4%	4%
Asia	3%	4%
	100%	100%

Note 13 Comparative Figures

Certain comparative figures for the prior year have been reclassified to conform with the financial statement presentation adopted in the current year.

Note 14 Subsequent Events – Note 4

Subsequent to September 30, 2004, the Company received additional loans of $28,345, which are unsecured, bearing interest ranging from 0% to 6.5% per annum with no specific terms of repayment.

Note 15 Prior Period Adjustment

The Company has determined that $12,094 of professional fees expensed during the year ended September 30, 2003 were incurred for completion of a private placement and should have been recorded as share issue costs and accordingly, has restated its operations for the year then ended.

As a result, for the year ended September 30, 2003, professional fees were restated to $188,469 from $200,563 and the net loss was restated to $214,503 from $226,597. As at September 30, 2003, the deficit ending was restated to $7,624,283 from $7,636,377 and share capital were restated to $6,511,584 from $6,523,678.

TOTALLY HIP TECHNOLOGIES INC.
CONSOLIDATED BALANCE SHEETS
September 30, 2004 and 2003

ASSETS	2004	(Restated – Note 15) 2003
Current		
Cash	$ 15,544	$ 21,933
Accounts receivable – Note 11	38,700	47,262
GST receivable	-	8,210
Inventory	3,500	3,500
Prepaid expenses and deposits	12,436	6,076
	70,180	86,981
Capital assets – Note 3	26,411	44,081
Software technology and intellectual property rights	6	6
	$ 96,597	$ 131,068
LIABILITIES		
Current		
Accounts payable and accrued liabilities – Note 11	$ 375,588	$ 425,013
Loans payable – Note 4	59,221	-
Due to shareholders – Note 11	33,754	33,754
	468,563	458,767
SHAREHOLDERS' DEFICIENCY		
Share capital – Note 5	6,949,025	6,511,584
Common shares subscribed – Note 5	-	85,000
Contributed surplus	827,400	700,000
Deficit	(8,148,391)	(7,624,283)
	(371,966)	(327,699)
	$ 96,597	$ 131,068

Nature and Continuance of Operations – Note 1
Commitments – Notes 5 and 7
Subsequent Events – Notes 5 and 12

APPROVED BY THE DIRECTORS:

"David DiCaire" Director *"James Boyce"* Director

SEE ACCOMPANYING NOTES

TOTALLY HIP TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
for the years ended September 30, 2004 and 2003

	2004	(Restated – Note 15) 2003
Revenues		
Packaged software	$ 280,139	$ 543,892
Less: cost of packaged software	(42,377)	(119,999)
	237,762	423,893
Services and training – Note 11	30,886	61,228
	257,648	485,121
Administrative Expenses		
Amortization	17,670	16,317
Bad debts – Note 11	23,893	14,797
Filing fees and transfer agent	29,007	14,179
Interest and bank charges	2,191	11,544
Interest on long-term debt	-	3,668
Marketing, travel and promotion	168,854	55,871
Office and miscellaneous	33,057	18,860
Printing and shareholder information – Note 11	2,463	13,112
Professional fees	105,677	188,469
Research and development salaries – Note 11	180,000	165,000
Rent	40,504	50,778
Salaries and consulting fees – Note 11	165,334	211,376
Telephone and internet	15,130	22,803
	783,780	786,774
Loss from operations before other items	(526,132)	(301,653)
Other items		
Write-off of advances receivable – Note 10	-	(31,370)
Gain on write-off of accounts payable – Note 11	-	139,860
Other income	532	91
Foreign exchange (loss) gain	1,492	(21,431)
	2,024	87,150
Net loss for the year	$ (524,108)	$ (214,503)
Basic and diluted loss per share	$ (0.08)	$ (0.03)
Weighted average number of shares outstanding	6,865,877	7,025,017

SEE ACCOMPANYING NOTES

Note 9 Financial Instruments

a) The Company provides credit to its clients in the normal course of operations. It carries out, on a continuing basis, credit checks on its clients and maintains provisions for contingent credit losses. For other debts, the Company estimates, on a continuing basis, the probable losses, and provides a provision for losses based on the estimated realized value.

b) The Company is exposed to fluctuations in foreign currency through its sales to United States customers. The Company monitors this exposure, but had no hedge positions at September 30, 2004 or September 30, 2003. As at September 30, 2004, $7,319 (2003: $1,556) included in cash was held in US dollars.

Note 10 Write-off of Advances Receivable

Pursuant to a letter of intent dated August 10, 2001 and a share purchase agreement dated August 9, 2002, the Company agreed, to acquire all the issued and outstanding shares of ici Media Inc., a privately held company, for consideration consisting of 1,250,000 common shares. During the year ended September 30, 2003, management decided not to complete the purchase and wrote-off advances of $31,370.

Note 11 Related Party Transactions

The Company incurred the following transactions with a director, officers of the company and a company controlled by a director of the company:

	Years ended September 30, 2004	2003
Revenues – Services and training	$ -	$ (28,696)
Research and development salaries	180,000	165,000
Salaries and consulting fees	43,500	67,368
Gain on write-off of accounts payable	-	(2,811)
Bad debts	26,704	-
	$ 250,204	$ 200,861

These transactions were measured by the exchange amount, which is the amount agreed upon by the transacting parties

At September 30, 2004 accounts receivable included $Nil (2003: $30,705) due from a company with a common director.

Note 6 Income Taxes – (cont'd)

The Company has accumulated non-capital loss carryforwards totalling $2,711,727 and capital loss carryforwards totalling $265,789 which are available to offset future taxable income. The non-capital losses expire as follows:

2005	$ 387,668
2006	577,390
2007	24,637
2008	567,452
2009	299,049
2010	328,354
2014	527,177
	$ 2,711,727

Note 7 Commitments

The Company has entered into an operating lease for the Company's office premises expiring June 30, 2009. Future minimum annual rent is as follows:

September 30, 2005	$ 37,200
2006	37,200
2007	37,200
2008	37,200
2009	27,900
	$ 176,700

Note 8 Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows. During the year ended September 30, 2003, the following transaction was excluded from the statement of cash flows:

a) The Company issued 140,000 common shares to settle outstanding payables of $172,865. At the issue date, the market value of the shares was $0.25 per share and, accordingly, $35,000 was recorded as share capital with the remainder of $137,865 recorded as a gain on settlement of accounts payable. An additional $1,995 in accounts payable was also written off.

TOTALLY HIP TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF DEFICIT
for the years ended September 30, 2004 and 2003

	2004	(Restated – Note 15) 2003
Deficit, beginning of the year, as previously reported	$ (7,636,377)	$ (7,409,780)
Prior period adjustment – Note 15	12,094	-
Deficit, beginning of the year as restated	(7,624,283)	(7,409,780)
Net loss for the year	(524,108)	(214,503)
Deficit, end of year	$ (8,148,391)	$ (7,624,283)

SEE ACCOMPANYING NOTES

TOTALLY HIP TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended September 30, 2004 and 2003

	2004	(Restated – Note 15) 2003
Operating Activities		
Net loss for the year	$ (524,108)	$ (214,503)
Items not involving cash:		
Amortization	17,670	16,317
Write-off of advances receivable	-	31,370
Gain on write-off of accounts payable	-	(139,860)
	(506,438)	(306,676)
Changes in non-cash working capital items related to operations:		
Accounts receivable	8,562	37,130
Advances receivable	-	(31,370)
GST receivable	8,210	(1,948)
Inventory	-	(500)
Prepaid expenses and deposits	(6,360)	(76)
Accounts payable and accrued liabilities	(46,444)	150,921
Cash used in operating activities	(542,470)	(152,519)
Financing Activities		
Proceeds from issuance of shares	479,841	7,906
Common shares subscribed	-	85,000
Loans payable	59,221	-
Decrease in capital lease obligations	(2,981)	(2,549)
Cash provided by financing activities	536,081	90,357
Investing Activity		
Proceeds from disposal of capital asset	-	400
Cash provided by investing activity	-	400
Decrease in cash during the year	(6,389)	(61,762)
Cash, beginning of the year	21,933	83,695
Cash, end of the year	$ 15,544	$ 21,933

.../Cont'd

SEE ACCOMPANYING NOTES

Note 6 Income Taxes

The provision for income taxes differs from the amount computed by applying the Canadian basic statutory rates to the loss before income taxes as follows:

	2004	2003
Basic statutory and provincial income tax rates	36.0%	38.0%
Expected income tax recovery on net loss	$ (189,308)	$ (86,378)
Differences due to recognition of items for tax purposes		
Amortization	6,382	6,220
Other write-off and share issue costs	(7,491)	(45,011)
Expected income tax recovery	(190,416)	(125,169)
Non-capital losses carried forward	190,416	125,169
Actual income tax expense	$ -	$ -

Significant components of the Company's future tax assets and liabilities which result primarily from temporary differences in the recognition of expense items for financial and income tax reporting purposes, are as follows:

	2004	2003
Future income tax assets		
Non-capital losses carried forward	$ 979,476	$ 1,207,333
Share issue costs	18,742	6,658
Capital cost allowance	1,569,702	1,649,882
Capital losses carried forward	48,001	50,659
	2,615,921	2,914,532
Less: valuation allowance	(2,615,921)	(2,914,532)
Net future income taxes	$ -	$ -

The Company has provided a valuation allowance because management considers that it is more likely than not that the future income tax assets will not be realized.

Note 5 Share Capital – (cont'd)

Share Purchase Warrants:

A summary of the Company's outstanding share purchase warrants is as follows:

	Years ended September 30, 2004		2003	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of year	4,913,041	$0.20	4,913,041	$0.20
Consolidation of shares 4 for 1	(3,684,781)	-	-	-
Expired	(1,083,333)	$0.80	-	-
Issued	11,200,000	$0.06	-	-
Outstanding at end of the year	11,344,928	$0.07	4,913,041	$0.20

At September 30, 2004, 11,344,928 share purchase warrants were outstanding entitling the holders thereof the right to purchase one common share for each warrant held as follows:

Number of Warrants	Exercise Price	Expiry Date
144,928	$0.92	November 19, 2004
1,200,000	$0.10	April 13, 2005
10,000,000	$0.05	April 15, 2005
11,344,928		

Subsequent to September 30, 2004, 144,928 share purchase warrants expired unexercised.

Common Shares Subscribed:

At September 30, 2003, the Company had received $55,000 in respect to a private placement for 1,200,000 (post consolidated) units at $0.10 per unit and $30,000 in respect to a private placement for 10,000,000 (post consolidated) units at $0.05 per unit. During the year ended September 30, 2004, the Company completed the private placements.

TOTALLY HIP TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended September 30, 2004 and 2003

Continued

	2004	(Restated – Note 15) 2003
Supplemental disclosure of cash flow information:		
Cash paid for:		
Income taxes	$ -	$ -
Interest	$ -	$ 442

Non-cash Transactions – Note 8

SEE ACCOMPANYING NOTES

TOTALLY HIP TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2004 and 2003

Note 1 Nature and Continuance of Operations

Totally Hip Technologies Inc. (the "Company") was incorporated under the laws of the Province of Alberta on March 8, 1995. The company was continued under the laws of the Province of British Columbia on March 18, 1999. The Company's primary business is to develop multimedia software code for future licensing and marketing of end user versions.

These consolidated financial statements have been prepared using Canadian generally accepted accounting principles on a going concern basis which assumes that the Company will realize its assets and discharge its liabilities in the ordinary course of business. The Company has a working capital deficiency of $398,383 as at September 30, 2004 and has accumulated losses totalling $8,148,391 since inception. The Company's ability to continue as a going concern is dependent upon its ability to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. These financial statements do not give effect to adjustments that would be necessary to the carrying value and classification of assets and liabilities should the Company be unable to continue as a going concern.

On December 23, 2003, the Company changed its name to Totally Hip Technologies Inc. and consolidated its outstanding shares on the basis of four old shares for one new share.

Note 2 Summary of Accounting Policies

Management has prepared the consolidated financial statements of the Company in accordance with Canadian generally accepted accounting principles and are stated in Canadian dollars. The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

a) Principles of Consolidation

These consolidated financial statements include the accounts of Totally Hip Technologies Inc. and its wholly-owned active subsidiary Totally Hip Software (B.C.) Inc. and its wholly-owned inactive subsidiary 614604 B.C. Ltd. All significant inter-company transactions and balances have been eliminated.

b) Inventories

Inventories are valued at the lower of cost and net realizable value by management. Cost is determined on the first-in first-out basis.

Note 5 Share Capital – (cont'd)

Commitments: - (cont'd)

Share Purchase Options: - (cont'd)

A summary of the share purchase options is as follows:

	2004 Number of Shares	2004 Weighted Average Exercise Price	2003 Number of Shares	2003 Weighted Average Exercise Price
	Years ended September 30,			
Outstanding at beginning of year	149,955	$2.00	149,955	$2.00
Consolidation of shares 4 for 1	(112,466)	-	-	-
Options outstanding and exercisable at end of the year	37,489	$8.00	149,955	$2.00

As at September 30, 2004, 37,489 share purchase options were outstanding as follows:

Number of Options	Exercise Price	Expiry Date
18,750	$5.20	February 1, 2005
4,250	$26.00	May 12, 2005
2,700	$11.20	November 20, 2005
11,789	$5.20	December 27, 2005
37,489		

Subsequent to September 30, 2004, 18,750 share purchase options expired unexercised.

Note 5 Share Capital

Authorized:

100,000,000 common shares without par value
100,000 preferred shares without par value

Common shares issued:

		Number	Amount
Balance, September 30, 2002		6,441,874	$ 6,388,678
Issued for cash:			
Pursuant to a private placement	– at $0.1725	579,710	100,000
Less: share issue costs		-	(12,094)
Issued for debt settlement agreements	– at $0.25	140,000	35,000
Balance, September 30, 2003		7,161,584	6,511,584
Consolidation of shares 4 for 1		(5,371,190)	-
Escrow shares returned to treasury		(129,998)	(127,400)
Issued for cash:			
Pursuant to a private placement	– at $0.10	1,200,000	120,000
Pursuant to a private placement	– at $0.05	10,000,000	500,000
Less: share issue costs		-	(55,159)
Balance, September 30, 2004		12,860,399	$ 6,949,025

Escrow:

During the year ended September 30, 2004, 129,998 (520,000 pre-consolidated) escrow shares with a cost of $127,400 were returned to treasury and cancelled. As at September 30, 2004, there were no shares held in escrow.

Commitments:

Share Purchase Options:

Share purchase options have been granted to directors, officers and employees of the Company. The options were granted with an exercise price equal to the market price of the Company's shares on the date of the grants and fully vest when granted.

Note 2 Significant Accounting Policies – (cont'd)

c) Capital Assets and Amortization

Capital assets are recorded at cost. Amortization is provided using the following methods and rates:

Equipment and furniture	20% declining balance
Computer equipment	30% declining balance
Equipment under capital leases	20% declining balance

d) Revenue Recognition

Revenues are recognized when there are no significant obligations remaining, the sales price is fixed and determinable, persuasive evidence of an arrangement exists and collectibility is reasonably assured. Packaged software sales sold directly to the end-user are either shipped or directly downloaded and revenues are recognized when delivered. Sales, other than packaged software downloaded, are subject to a one day return policy. Packaged software sales made by resellers is recognized when delivered to the end user. Revenue from consulting and training services is recognized when the services are completed.

e) Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

f) Foreign Currency Translation

Monetary items denominated in a foreign currency are translated into Canadian dollars at exchange rates prevailing at the balance sheet date and non-monetary items are translated at exchange rates prevailing when the assets were acquired or obligations incurred. Foreign currency denominated revenue and expense items are translated at exchange rates prevailing at the transaction date. Gains or losses arising from the translations are included in operations.

Note 2 Significant Accounting Policies – (cont'd)

g) Basic and diluted loss per share

Basic earnings per share are computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

h) Financial Instruments

The Company's financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities, loans payable, and amount due to shareholders. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values.

i) Stock-based Compensation

Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company's shares, the expected lives of awards of stock-based compensation, the fair value of the Company's stock and the risk-free interest rate, as determined at the grant date. The estimated fair value of awards of stock-based compensation are charged to expense over their vesting period, with offsetting amounts recognized as contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

j) Research and Development

The Company incurs costs on activities that relate to research and development of new products. Research costs are expensed as they are incurred. The Company has also expensed development costs incurred because the costs do not meet generally accepted criteria for deferral and amortization.

Note 3 Capital Assets

	2004			2003
	Cost	Accumulated Amortization	Net	Net
Equipment and furniture	$ 36,796	$ 30,113	$ 6,683	$ 8,360
Computer equipment	211,284	191,556	19,728	29,108
	248,080	221,669	26,411	37,468
Equipment under capital leases	-	-	-	6,613
	$ 248,080	$ 221,669	$ 26,411	$ 44,081

Amortization expense for the year ended September 30, 2004 includes $5,317 (2003: $1,653) related to equipment previously under capital leases.

Note 4 Loans Payable – Note 14

	2004	2003
Loans payable bearing interest at 6.5% per annum, unsecured and repayable on demand.	$ 39,817	$ -
Loans payable bearing interest at 6% per annum, unsecured and repayable on demand.	18,404	-
Loans payable are non-interest bearing, unsecured and repayable on demand.	1,000	-
	$ 59,221	$ -

AMENDED

F2

TOTALLY HIP TECHNOLOGIES INC.

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2004 and 2003

TERRY AMISANO LTD.
KEVIN HANSON, CA

AMISANO HANSON
CHARTERED ACCOUNTANTS

AUDITORS' REPORT

To the Shareholders,
Totally Hip Technologies Inc.

We have audited the consolidated balance sheets of Totally Hip Technologies Inc. as at September 30, 2004 and 2003 and the consolidated statements of operations, deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at September 30, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada
February 15, 2005

"AMISANO HANSON"
Chartered Accountants

750 WEST PENDER STREET, SUITE 604
VANCOUVER CANADA
V6C 2T7

TELEPHONE: 604-689-0188
FACSIMILE: 604-689-9773
E-MAIL: amishan@telus.net

Note 11 Related Party Transactions – (cont'd)

At September 30, 2004 accounts payable and accrued liabilities included $62,751 (2003: $23,843) due to current and former directors and officers of the Company and a company with a common director in respect to unpaid wages and expenses incurred on behalf of the Company.

Amounts due to shareholders are unsecured, non-interest bearing and have no specific terms of repayment.

Note 12 Segmented Information

The Company's sales revenues are allocated to geographic segments as follows:

	Year ended September 30, 2004	2003
USA	55%	57%
Europe	27%	21%
Canada	11%	14%
Australia	4%	4%
Asia	3%	4%
	100%	100%

Note 13 Comparative Figures

Certain comparative figures for the prior year have been reclassified to conform with the financial statement presentation adopted in the current year.

Note 14 Subsequent Events – Note 4

Subsequent to September 30, 2004, the Company received additional loans of $28,345, which are unsecured, bearing interest ranging from 0% to 6.5% per annum with no specific terms of repayment.

Note 15 Prior Period Adjustment

The Company has determined that $12,094 of professional fees expensed during the year ended September 30, 2003 were incurred for completion of a private placement and should have been recorded as share issue costs and accordingly, has restated its operations for the year then ended.

As a result, for the year ended September 30, 2003, professional fees were restated to $188,469 from $200,563 and the net loss was restated to $214,503 from $226,597. As at September 30, 2003, the deficit ending was restated to $7,624,283 from $7,636,377 and share capital were restated to $6,511,584 from $6,523,678.

TOTALLY HIP TECHNOLOGIES INC.
CONSOLIDATED BALANCE SHEETS
September 30, 2004 and 2003

	2004	(Restated – Note 15) 2003
ASSETS		
Current		
Cash	$ 15,544	$ 21,933
Accounts receivable – Note 11	38,700	47,262
GST receivable	-	8,210
Inventory	3,500	3,500
Prepaid expenses and deposits	12,436	6,076
	70,180	86,981
Capital assets – Note 3	26,411	44,081
Software technology and intellectual property rights	6	6
	$ 96,597	$ 131,068
LIABILITIES		
Current		
Accounts payable and accrued liabilities – Note 11	$ 375,588	$ 425,013
Loans payable – Note 4	59,221	-
Due to shareholders – Note 11	33,754	33,754
	468,563	458,767
SHAREHOLDERS' DEFICIENCY		
Share capital – Note 5	6,949,025	6,511,584
Common shares subscribed – Note 5	-	85,000
Contributed surplus	827,400	700,000
Deficit	(8,148,391)	(7,624,283)
	(371,966)	(327,699)
	$ 96,597	$ 131,068

Nature and Continuance of Operations – Note 1
Commitments – Notes 5 and 7
Subsequent Events – Notes 5 and 12

APPROVED BY THE DIRECTORS:

"David DiCaire" Director "James Boyce" Director

SEE ACCOMPANYING NOTES

TOTALLY HIP TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
for the years ended September 30, 2004 and 2003

	2004	(Restated – Note 15) 2003
Revenues		
Packaged software	$ 269,139	$ 543,892
Less: cost of packaged software	(42,377)	(119,999)
	226,762	423,893
Services and training – Note 11	30,886	61,228
	257,648	485,121
Administrative Expenses		
Amortization	17,670	16,317
Bad debts – Note 11	23,893	14,797
Filing fees and transfer agent	29,007	14,179
Interest and bank charges	2,191	11,544
Interest on long-term debt	-	3,668
Marketing, travel and promotion	168,854	55,871
Office and miscellaneous	33,057	18,860
Printing and shareholder information – Note 11	2,463	13,112
Professional fees	105,677	188,469
Research and development salaries – Note 11	180,000	165,000
Rent	40,504	50,778
Salaries and consulting fees – Note 11	165,334	211,376
Telephone and internet	15,130	22,803
	783,780	786,774
Loss from operations before other items	(526,132)	(301,653)
Other items		
Write-off of advances receivable – Note 10	-	(31,370)
Gain on write-off of accounts payable – Note 11	-	139,860
Other income	532	91
Foreign exchange (loss) gain	1,492	(21,431)
	2,024	87,150
Net loss for the year	$ (524,108)	$ (214,503)
Basic and diluted loss per share	$ (0.08)	$ (0.03)
Weighted average number of shares outstanding	6,865,877	7,025,017

SEE ACCOMPANYING NOTES

Note 9 Financial Instruments

a) The Company provides credit to its clients in the normal course of operations. It carries out, on a continuing basis, credit checks on its clients and maintains provisions for contingent credit losses. For other debts, the Company estimates, on a continuing basis, the probable losses, and provides a provision for losses based on the estimated realized value.

b) The Company is exposed to fluctuations in foreign currency through its sales to United States customers. The Company monitors this exposure, but had no hedge positions at September 30, 2004 or September 30, 2003. As at September 30, 2004, $7,319 (2003: $1,556) included in cash was held in US dollars.

Note 10 Write-off of Advances Receivable

Pursuant to a letter of intent dated August 10, 2001 and a share purchase agreement dated August 9, 2002, the Company agreed, to acquire all the issued and outstanding shares of ici Media Inc., a privately held company, for consideration consisting of 1,250,000 common shares. During the year ended September 30, 2003, management decided not to complete the purchase and wrote-off advances of $31,370.

Note 11 Related Party Transactions

The Company incurred the following transactions with a director, officers of the company and a company controlled by a director of the company:

	Years ended September 30, 2004	2003
Revenues – Services and training	$ -	$ (28,696)
Research and development salaries	180,000	165,000
Salaries and consulting fees	43,500	67,368
Gain on write-off of accounts payable	-	(2,811)
Bad debts	26,704	-
	$ 250,204	$ 200,861

These transactions were measured by the exchange amount, which is the amount agreed upon by the transacting parties

At September 30, 2004 accounts receivable included $Nil (2003: $30,705) due from a company with a common director.

Note 6 Income Taxes – (cont'd)

The Company has accumulated non-capital loss carryforwards totalling $2,711,727 and capital loss carryforwards totalling $265,789 which are available to offset future taxable income. The non-capital losses expire as follows:

2005	$ 387,668
2006	577,390
2007	24,637
2008	567,452
2009	299,049
2010	328,354
2014	527,177
	$ 2,711,727

Note 7 Commitments

The Company has entered into an operating lease for the Company's office premises expiring June 30, 2009. Future minimum annual rent is as follows:

September 30, 2005	$ 37,200
2006	37,200
2007	37,200
2008	37,200
2009	27,900
	$ 176,700

Note 8 Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows. During the year ended September 30, 2003, the following transaction was excluded from the statement of cash flows:

a) The Company issued 140,000 common shares to settle outstanding payables of $172,865. At the issue date, the market value of the shares was $0.25 per share and, accordingly, $35,000 was recorded as share capital with the remainder of $137,865 recorded as a gain on settlement of accounts payable. An additional $1,995 in accounts payable was also written off.

TOTALLY HIP TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF DEFICIT
for the years ended September 30, 2004 and 2003

	2004	(Restated – Note 15) 2003
Deficit, beginning of the year, as previously reported	$ (7,636,377)	$ (7,409,780)
Prior period adjustment – Note 15	12,094	-
Deficit, beginning of the year as restated	(7,624,283)	(7,409,780)
Net loss for the year	(524,108)	(214,503)
Deficit, end of year	$ (8,148,391)	$ (7,624,283)

SEE ACCOMPANYING NOTES

TOTALLY HIP TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended September 30, 2004 and 2003

	2004	(Restated – Note 15) 2003
Operating Activities		
Net loss for the year	$ (524,108)	$ (214,503)
Items not involving cash:		
Amortization	17,670	16,317
Write-off of advances receivable	-	31,370
Gain on write-off of accounts payable	-	(139,860)
	(506,438)	(306,676)
Changes in non-cash working capital items related to operations:		
Accounts receivable	8,562	37,130
Advances receivable	-	(31,370)
GST receivable	8,210	(1,948)
Inventory	-	(500)
Prepaid expenses and deposits	(6,360)	(76)
Accounts payable and accrued liabilities	(46,444)	150,921
Cash used in operating activities	(542,470)	(152,519)
Financing Activities		
Proceeds from issuance of shares	479,841	7,906
Common shares subscribed	-	85,000
Loans payable	59,221	-
Decrease in capital lease obligations	(2,981)	(2,549)
Cash provided by financing activities	536,081	90,357
Investing Activity		
Proceeds from disposal of capital asset	-	400
Cash provided by investing activity	-	400
Decrease in cash during the year	(6,389)	(61,762)
Cash, beginning of the year	21,933	83,695
Cash, end of the year	$ 15,544	$ 21,933

.../Cont'd

SEE ACCOMPANYING NOTES

Note 6 Income Taxes

The provision for income taxes differs from the amount computed by applying the Canadian basic statutory rates to the loss before income taxes as follows:

	2004	2003
Basic statutory and provincial income tax rates	36.0%	38.0%
Expected income tax recovery on net loss	$ (189,308)	$ (86,378)
Differences due to recognition of items for tax purposes		
Amortization	6,382	6,220
Other write-off and share issue costs	(7,491)	(45,011)
Expected income tax recovery	(190,416)	(125,169)
Non-capital losses carried forward	190,416	125,169
Actual income tax expense	$ -	$ -

Significant components of the Company's future tax assets and liabilities which result primarily from temporary differences in the recognition of expense items for financial and income tax reporting purposes, are as follows:

	2004	2003
Future income tax assets		
Non-capital losses carried forward	$ 979,476	$ 1,207,333
Share issue costs	18,742	6,658
Capital cost allowance	1,569,702	1,649,882
Capital losses carried forward	48,001	50,659
	2,615,921	2,914,532
Less: valuation allowance	(2,615,921)	(2,914,532)
Net future income taxes	$ -	$ -

The Company has provided a valuation allowance because management considers that it is more likely than not that the future income tax assets will not be realized.

Note 5 Share Capital – (cont'd)

Share Purchase Warrants:

A summary of the Company's outstanding share purchase warrants is as follows:

	Years ended September 30, 2004		2003	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of year	4,913,041	$0.20	4,913,041	$0.20
Consolidation of shares 4 for 1	(3,684,781)	-	-	-
Expired	(1,083,333)	$0.80	-	-
Issued	11,200,000	$0.06	-	-
Outstanding at end of the year	11,344,928	$0.07	4,913,041	$0.20

At September 30, 2004, 11,344,928 share purchase warrants were outstanding entitling the holders thereof the right to purchase one common share for each warrant held as follows:

Number of Warrants	Exercise Price	Expiry Date
144,928	$0.92	November 19, 2004
1,200,000	$0.10	April 13, 2005
10,000,000	$0.05	April 15, 2005
11,344,928		

Subsequent to September 30, 2004, 144,928 share purchase warrants expired unexercised.

Common Shares Subscribed:

At September 30, 2003, the Company had received $55,000 in respect to a private placement for 1,200,000 (post consolidated) units at $0.10 per unit and $30,000 in respect to a private placement for 10,000,000 (post consolidated) units at $0.05 per unit. During the year ended September 30, 2004, the Company completed the private placements.

TOTALLY HIP TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended September 30, 2004 and 2003

Continued

	2004	(Restated – Note 15) 2003
Supplemental disclosure of cash flow information:		
Cash paid for:		
Income taxes	$ -	$ -
Interest	$ -	$ 442

Non-cash Transactions – Note 8

SEE ACCOMPANYING NOTES

TOTALLY HIP TECHNOLOGIES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2004 and 2003

Note 1 Nature and Continuance of Operations

Totally Hip Technologies Inc. (the "Company") was incorporated under the laws of the Province of Alberta on March 8, 1995. The company was continued under the laws of the Province of British Columbia on March 18, 1999. The Company's primary business is to develop multimedia software code for future licensing and marketing of end user versions.

These consolidated financial statements have been prepared using Canadian generally accepted accounting principles on a going concern basis which assumes that the Company will realize its assets and discharge its liabilities in the ordinary course of business. The Company has a working capital deficiency of $398,383 as at September 30, 2004 and has accumulated losses totalling $8,148,391 since inception. The Company's ability to continue as a going concern is dependent upon its ability to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. These financial statements do not give effect to adjustments that would be necessary to the carrying value and classification of assets and liabilities should the Company be unable to continue as a going concern.

On December 23, 2003, the Company changed its name to Totally Hip Technologies Inc. and consolidated its outstanding shares on the basis of four old shares for one new share.

Note 2 Summary of Accounting Policies

Management has prepared the consolidated financial statements of the Company in accordance with Canadian generally accepted accounting principles and are stated in Canadian dollars. The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

a) Principles of Consolidation

These consolidated financial statements include the accounts of Totally Hip Technologies Inc. and its wholly-owned active subsidiary Totally Hip Software (B.C.) Inc. and its wholly-owned inactive subsidiary 614604 B.C. Ltd. All significant inter-company transactions and balances have been eliminated.

b) Inventories

Inventories are valued at the lower of cost and net realizable value by management. Cost is determined on the first-in first-out basis.

Note 5 Share Capital – (cont'd)

Commitments: - (cont'd)

Share Purchase Options: - (cont'd)

A summary of the share purchase options is as follows:

	Years ended September 30, 2004		2003	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of year	149,955	$2.00	149,955	$2.00
Consolidation of shares 4 for 1	(112,466)	-	-	-
Options outstanding and exercisable at end of the year	37,489	$8.00	149,955	$2.00

As at September 30, 2004, 37,489 share purchase options were outstanding as follows:

Number of Options	Exercise Price	Expiry Date
18,750	$5.20	February 1, 2005
4,250	$26.00	May 12, 2005
2,700	$11.20	November 20, 2005
11,789	$5.20	December 27, 2005
37,489		

Subsequent to September 30, 2004, 18,750 share purchase options expired unexercised.

Note 5 Share Capital

Authorized:

100,000,000 common shares without par value
100,000 preferred shares without par value

Common shares issued:

		Number	Amount
Balance, September 30, 2002		6,441,874	$ 6,388,678
Issued for cash:			
Pursuant to a private placement	– at $0.1725	579,710	100,000
Less: share issue costs		-	(12,094)
Issued for debt settlement agreements	– at $0.25	140,000	35,000
Balance, September 30, 2003		7,161,584	6,511,584
Consolidation of shares 4 for 1		(5,371,190)	-
Escrow shares returned to treasury		(129,998)	(127,400)
Issued for cash:			
Pursuant to a private placement	– at $0.10	1,200,000	120,000
Pursuant to a private placement	– at $0.05	10,000,000	500,000
Less: share issue costs		-	(55,159)
Balance, September 30, 2004		12,860,399	$ 6,949,025

Escrow:

During the year ended September 30, 2004, 129,998 (520,000 pre-consolidated) escrow shares with a cost of $127,400 were returned to treasury and cancelled. As at September 30, 2004, there were no shares held in escrow.

Commitments:

Share Purchase Options:

Share purchase options have been granted to directors, officers and employees of the Company. The options were granted with an exercise price equal to the market price of the Company's shares on the date of the grants and fully vest when granted.

Note 2 Significant Accounting Policies – (cont'd)

c) Capital Assets and Amortization

Capital assets are recorded at cost. Amortization is provided using the following methods and rates:

Equipment and furniture	20% declining balance
Computer equipment	30% declining balance
Equipment under capital leases	20% declining balance

d) Revenue Recognition

Revenues are recognized when there are no significant obligations remaining, the sales price is fixed and determinable, persuasive evidence of an arrangement exists and collectibility is reasonably assured. Packaged software sales sold directly to the end-user are either shipped or directly downloaded and revenues are recognized when delivered. Sales, other than packaged software downloaded, are subject to a one day return policy. Packaged software sales made by resellers is recognized when delivered to the end user. Revenue from consulting and training services is recognized when the services are completed.

e) Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

f) Foreign Currency Translation

Monetary items denominated in a foreign currency are translated into Canadian dollars at exchange rates prevailing at the balance sheet date and non-monetary items are translated at exchange rates prevailing when the assets were acquired or obligations incurred. Foreign currency denominated revenue and expense items are translated at exchange rates prevailing at the transaction date. Gains or losses arising from the translations are included in operations.

Note 2 Significant Accounting Policies – (cont'd)

g) Basic and diluted loss per share

Basic earnings per share are computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

h) Financial Instruments

The Company's financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities, loans payable, and amount due to shareholders. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values.

i) Stock-based Compensation

Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company's shares, the expected lives of awards of stock-based compensation, the fair value of the Company's stock and the risk-free interest rate, as determined at the grant date. The estimated fair value of awards of stock-based compensation are charged to expense over their vesting period, with offsetting amounts recognized as contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

j) Research and Development

The Company incurs costs on activities that relate to research and development of new products. Research costs are expensed as they are incurred. The Company has also expensed development costs incurred because the costs do not meet generally accepted criteria for deferral and amortization.

Note 3 Capital Assets

	2004			2003
	Cost	Accumulated Amortization	Net	Net
Equipment and furniture	$ 36,796	$ 30,113	$ 6,683	$ 8,360
Computer equipment	211,284	191,556	19,728	29,108
	248,080	221,669	26,411	37,468
Equipment under capital leases	-	-	-	6,613
	$ 248,080	$ 221,669	$ 26,411	$ 44,081

Amortization expense for the year ended September 30, 2004 includes $5,317 (2003: $1,653) related to equipment previously under capital leases.

Note 4 Loans Payable – Note 14

	2004	2003
Loans payable bearing interest at 6.5% per annum, unsecured and repayable on demand.	$ 39,817	$ -
Loans payable bearing interest at 6% per annum, unsecured and repayable on demand.	18,404	-
Loans payable are non-interest bearing, unsecured and repayable on demand.	1,000	-
	$ 59,221	$ -